Mail Stop 3561

March 12, 2009

Richard Pietrykowski
President
Surface Coatings, Inc.
2010 Industrial Blvd., Suite 605
Rockwell, TX 75087

> **Re:** **Surface Coatings, Inc.**
> **Post-Effective Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed March 2, 2009**
> **File No. 333-145831**

Dear Mr. Pietrykowski:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

1. We note your response to comment two of our letter dated February 20, 2009, however, the revised disclosure you have provided in response to this comment does not indicate that you have received the minimum purchase amount nor does it advise those subscribers who have already executed Subscription Agreements of the steps they need to take. The disclosure on page 11 stating that "…subscribers would then be entitled to a refund, or alternatively, be required to re-subscribe by completing a new Subscription Agreement that reflects the changes in the terms of the offering" is insufficient because this information has not been prominently disclosed on the Prospectus Cover Page and in the Prospectus Summary and you have not specifically advised those subscribers of what actions they need to take, if any, in order to continue to subscribe for shares of your stock. For example, disclose on the Prospectus Cover Page and in the Prospectus Summary the amount of subscriptions you have received to date and, if true, that any subscriber who has previously executed a Subscription Agreement

Richard Pietrykowski
Surface Coatings, Inc.
March 12, 2009
Page 2

       must re-subscribe for shares by completing a new Subscription Agreement and
that if they take no action before the termination of the offering all of their funds
will be returned to them.

***

     As appropriate, please amend your registration statement in response to our
comment. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses
to our comment and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comment.

     You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara
Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other
questions.

                        Sincerely,

                        H. Christopher Owings
                        Assistant Director

cc: J. Hamilton McMenamy, Esq.